3/29/2002



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434



RECEIVED FEB 18 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE, SUITE 620
(No. and Street)

MINNEAPOLIS (City) MN (State) 55430 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL LENZMEIER 763-585-0503
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE + COMPANY, LLP
(Name — *if individual, state last, first, middle name*)

7900 XERXES AVE. SOUTH SUITE 2400 (Address) BLOOMINGTON (City) MN (State) 55431-1115 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AN 3/29/2002

OATH OR AFFIRMATION

I, MICHAEL LENZMEIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of DECEMBER 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



KRISTEN M DANIELS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Kristen M Daniels
Notary Public

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC AND SUBSIDIARY

Minneapolis, Minnesota

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2001 and 2000

FINTEGRA, LLC AND SUBSIDIARY

TABLE OF CONTENTS



Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

We have audited the accompanying consolidated statements of financial condition of Fintegra, LLC and subsidiary (Limited Liability Companies) as of December 31, 2001 and 2000, and the related consolidated statements of operations, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fintegra, LLC and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 8, 2002

FINTEGRA, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 697,582	$ 1,402,223
Deposit with clearing broker	21,607	26,457
Commissions and other receivables, net	195,813	294,371
Other current assets	48,118	59,197
Total Current Assets	963,120	1,782,248
PROPERTY AND EQUIPMENT, AT COST		
Computer and other equipment	192,599	172,365
Furniture and fixtures	82,370	73,402
Less: accumulated depreciation	(154,137)	(87,800)
Total Property and Equipment, Net	120,832	157,967
OTHER ASSETS		
Intangibles, net	20,213	12,571
Deposit	5,292	5,292
Total Other Assets	25,505	17,863
TOTAL ASSETS	$ 1,109,457	$ 1,958,078

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 82,580	$ 110,816
Commissions payable	306,533	189,680
Accrued payroll and related taxes	79,524	66,095
Accrued expenses	6,323	12,954
Total Current Liabilities	474,960	379,545
MEMBERS' EQUITY	634,497	1,578,533
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,109,457	$ 1,958,078

See accompanying notes to consolidated financial statements.